SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC  20549



(Mark One)

                                 FORM 11-K
 X              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
----        THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
               FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


                                    or


              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
             FOR THE TRANSITION PERIOD FROM              to
                                            -------------




                      COMMISSION FILE NUMBER 1-3608





                  WARNER-LAMBERT SAVINGS AND STOCK PLAN



                         WARNER-LAMBERT COMPANY
        (Name of issuer of securities held pursuant to the plan)




                             201 Tabor Road
                    Morris Plains, New Jersey  07950
           (Address of issuer's principal executive offices)












                  WARNER-LAMBERT
              SAVINGS AND STOCK PLAN
               FINANCIAL STATEMENTS
              DECEMBER 31, 1999 AND
                DECEMBER 31, 199

                         WARNER-LAMBERT
                   SAVINGS AND STOCK PLAN
               INDEX TO FINANCIAL STATEMENTS

                                                           Page(s)
                                                           -------

Report of Independent Accountants                             2

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1999                3

Statement of Net Assets Available for Benefits
 with Fund Information as of December 31, 1998                4

Statement of Changes in Net Assets Available
 for Benefits with Fund Information
 for the year ended December 31, 1999                         5

Statement of Changes in Net Assets Available
 for Benefits with Fund Information
 for the year ended December 31, 1998                         6

Notes to Financial Statements                               7 - 10


* Additional Information:

Schedule I  -  Schedule of Assets Held for Investment
	Purposes at December 31, 1999              11

Signature                                                    12

Exhibit I   -  Master Trust Statement of Net Assets
               Available for Benefits with Fund
               Information as of October 31, 1999
               and 1998                                    13 - 14

Exhibit II  -  Master Trust Statement of Changes in
               Net Assets Available for Benefits with
               Fund Information for the years ended
               October 31, 1999 and 1998                   15 - 16

Exhibit III -  Notes to the Master Trust Financial
               Statements                                  17 - 18

Consent of Independent Accountants                           19

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable







                   REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Warner-Lambert Savings and Stock Plan

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Warner-Lambert Savings and Stock Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Schedule of Assets Held for Investment Purposes and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 6, 200

                          WARNER-LAMBERT
                      SAVINGS AND STOCK PLAN
                  STATEMENT OF NET ASSETS AVAILABLE
                  FOR BENEFITS WITH FUND INFORMATION
                       AS OF DECEMBER 31, 1999
                       (Dollars in thousands)


                                      Fund Information
                                 --------------------------
                                   W-L
                                  Company       Participant
                                   Stock         Directed
                                   Fund           Funds           Total
                                 ---------      -----------    ----------

Assets:

Investment in Warner-
 Lambert Master Trust,
 at fair value                  $ 902,105       $1,206,147    $2,108,252

Participant loans                       -           15,590        15,590
                                ---------       ----------    ----------

Net assets available
 for benefits                   $ 902,105       $1,221,737    $2,123,842
                                =========       ==========    ==========



















The accompanying notes are an integral part of the financial statements.



                            WARNER-LAMBERT
                            SAVINGS AND STOCK PLAN
                       STATEMENT OF NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1998
                            (Dollars in Thousands)


                                       Fund Information
                                 --------------------------
                                   W-L
                                  Company       Participant
                                   Stock         Directed
                                   Fund           Funds           Total
                                 ---------      -----------    ----------


Assets:

Investment in Warner-
 Lambert Master Trust,           $ 914,366      $ 1,081,740    $1,996,106
 at fair value

Participant loans                        -           14,930        14,930

Receivables:
 Participant contributions               -              493           493
 Employer contributions                 25                -            25
                                 ---------      -----------    ----------

Net assets available
 for benefits                    $ 914,391      $1,097,163     $2,011,554
                                 =========      ==========     ==========











The accompanying notes are an integral part of the financial statements.

                     WARNER-LAMBERT SAVINGS AND STOCK PLAN
               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                         BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1999
                            (Dollars in Thousands)


                                      Fund Information
                                 --------------------------
                                   W-L
                                  Company       Participant
                                   Stock         Directed
                                   Fund           Funds           Total
                                 ---------      -----------    ----------

Additions to net assets
  attributable to:
Investment income from the
 Warner-Lambert Master Trust     $  82,118      $  142,571     $  224,689
Investment income from
 participant loans                      54           1,181          1,235
Contributions:
  Participant                            -          63,087         63,087
  Company                           25,564             (76)        25,488
Loan repayments                        332            (332)             -
                                 ---------      ----------     ----------
Total additions                    108,068         206,431        314,499
                                 ---------      ----------     ----------
Deductions from net assets
  attributable to:
 Distributions to participants     (81,110)       (120,198)      (201,308)

 Loan issuances                       (311)            311              -
 Administrative expenses               (10)           (893)          (903)
 Interfund transfers               (38,923)         38,923              -
                                 ---------      ----------     ----------
Total deductions                  (120,354)        (81,857)      (202,211)
                                 ---------      ----------     ----------
Increase(decrease)in net
 assets during the year            (12,286)        124,574        112,288

Net assets available for benefits:
  Beginning of period              914,391       1,097,163      2,011,554

  End of period                  $ 902,105      $1,221,737     $2,123,842
                                 =========      ==========     ==========




The accompanying notes are an integral part of the financial statements.

                      WARNER-LAMBERT SAVINGS AND STOCK PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                          BENEFITS WITH FUND INFORMATION
                        FOR THE YEAR ENDED DECEMBER 31, 1998
                               (Dollars in Thousands)


                                      Fund Information
                                 --------------------------
                                   W-L
                                  Company       Participant
                                   Stock         Directed
                                   Fund           Funds           Total
                                 ---------      -----------    ----------

Additions to net assets
  attributable to:

Investment income from the
 Warner-Lambert Master Trust     $ 446,522      $  332,394      $  778,916
Investment income from
 Participant Loans                      50           1,066           1,116
Contributions:
  Participant                            -          55,570          55,570
  Company                           18,484             115          18,599
Loan repayments                        346            (346)              -
                                 ---------      ----------      ----------
Total additions                    465,402         388,799         854,201
                                 ---------      ----------      ----------

Deductions from net assets
  attributable to:

 Distributions to participants     (61,861)        (81,520)       (143,381)
 Loan issuances                       (439)            439               -
 Administrative expenses               (11)           (739)           (750)
 Interfund transfers               (36,743)         36,743               -
                                 ---------      ----------      ----------
Total deductions                   (99,054)        (45,077)       (144,131)
                                 ---------      ----------      ----------
Increase in net assets
 during the year                   366,348         343,722         710,070

Net assets available for benefits:

  Beginning of period              548,043         753,441       1,301,484
                                 ---------      ----------      ----------
  End of period                  $ 914,391      $1,097,163      $2,011,554
                                 =========      ==========      ==========


    The accompanying notes are an integral part of the financial statements.

                         WARNER-LAMBERT
                         SAVINGS AND STOCK PLAN
                      NOTES TO FINANCIAL STATEMENTS
                          (Dollars in Thousands)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Warner-Lambert Savings and Stock Plan (the "Plan") are prepared on the accrual basis of accounting.

Master Trust Arrangement

The assets of the Plan have been commingled with the assets of the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively referred to as the "Plans"), for investment and administrative purposes in the Warner-Lambert Company Master Trust (the "Master Trust"). The Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Net appreciation on fair value of investments was allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust.

Expenses

All expenses incurred are borne by the Plan.

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the risks in the near term would materially affect the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.


NOTE 2 - DESCRIPTION OF THE PLAN:

The Plan is a defined contribution profit-sharing savings plan covering employees of Warner-Lambert Company (the "Company") and its domestic affiliates and subsidiary companies who meet certain eligibility and participation requirements. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Contributions

Participants may elect to contribute into the Plan from a minimum of 1% up to a maximum of 15% of their basic earnings each year. Participants have the option of contributing on a before-tax basis and/or an after-tax basis. The Company contributes for each participant an amount equal to 35% and 25% of such participant's pre-tax and after-tax contributions, respectively, limited to those participant contributions less than or equal to 6% of the participant's basic earnings. Based upon the participation and vesting requirements of the Plan, additional lump-sum matching contributions are recorded each year of 25% to 65% of such participants' contributions, up to 6% of base earnings, based upon growth in the Company's earnings-per-share versus the prior year. Standard Company contributions are invested in the Warner-Lambert Company Stock Fund.

Investment Options

Participants can elect to have their contributions invested in any of the funds noted below, with the exception of the Warner-Lambert Company Stock Fund. At age fifty-five, participants can transfer assets out of the Warner-Lambert Company Stock Fund into other investment funds. Participants are able to invest in the following twenty-four funds, which have been combined for financial statement purposes based on their investment direction:

Warner-Lambert Company Stock Fund - This fund invests employer contributions in Warner-Lambert Company common stock.


PARTICIPANT DIRECTED FUNDS:

Warner-Lambert Colleague Stock Fund - This fund invests in Warner-Lambert common stock, to provide an additional opportunity to participate in the performance of Warner-Lambert Company common stock.

S&P 500 Fund - This fund invests in substantially all common stocks that make up the S&P 500 to match, as closely as possible, the performance of the S&P 500 Composite Stock Index.

Fixed Income Fund - This fund invests in marketable fixed income securities, as well as a diversified mix of guaranteed investment contracts, bank investment contracts, structured investment contracts, and separate account contracts issued by high-quality companies, to provide stability of principal value, minimal credit risk and current income.

Small-Cap Value Fund - This fund invests in stocks of small companies believed to be undervalued at the time of purchase and have potential for capital growth, to provide long-term capital growth.

International Stock Fund - This fund invests primarily in stocks of established growth companies outside the U.S., predominantly in Europe, East Asia, Australia and Canada, as well as other areas, to provide the diversification of an international fund, as well as the opportunity for long-term capital growth.

Equity Income Fund - This fund invests in common stocks of established companies that pay above-average dividends, and have prospects of future dividend increases, primarily to provide a high level of dividend income, and secondarily, capital growth.

Value Fund - This fund invests in common stocks deemed to be undervalued or out of favor in the marketplace, primarily to provide long-term capital growth and, secondarily, income.

Mid-Cap Growth Fund - This fund invests in stocks of medium-sized companies with attractive growth prospects and established operating histories, to provide long-term capital growth.

European Stock Fund - This fund invests in stocks of emerging and established European companies which seek to benefit from opportunities created by economic integration in Western Europe and potential new markets in Eastern Europe, to provide the diversification of an international fund as well as the opportunity for long-term capital growth.

Small-Cap Stock Fund - This fund invests in stocks of small, growth-oriented, or undervalued companies traded in the over-the-counter market, to provide long-term capital growth using a combined growth and value approach.

Emerging Markets Stock Fund - This fund invests in stocks of companies in the developing markets of Latin America, East Asia, Europe and Africa, to provide a high level of long-term capital growth.

Capital Opportunity Fund - This fund invests in a concentrated portfolio of stocks of 30 to 50 U.S. companies, with a flexible investment strategy that allows for both growth and value of small, medium-sized, and large companies, to provide a high level of long-term capital growth.

Health Sciences Fund - This fund invests primarily in the common stocks of companies engaged in the research, development, production, or distribution of health-related products and services, to provide long-term capital growth.

New America Growth Fund - This fund invests primarily in the common stocks of U.S. companies in service industries, such as health care, financial services and food services, to provide long-term capital growth.

New Horizons Fund - This fund invests in common stocks of small, rapidly growing companies in a broad range of industries, early in the corporate life cycle, to provide long-term capital growth.

Science & Technology Fund - This fund invests in common stocks of companies that are expected to benefit from the development, advancement, and use of science and technology, such as those in computer, electronics, biotechnology and chemical industries, to provide long-term capital growth.

Balanced Fund - This fund invests in a balanced mix of approximately 60% stocks and 40% bonds, to provide long-term growth of capital and current income.

Spectrum Income Fund - This fund invests in a managed mix of T. Rowe Price funds, including four U.S. bond funds, an international bond fund, and a money market fund, to provide higher income from a managed mix of funds.

Spectrum Growth Fund - This fund invests in a managed mix of T. Rowe Price funds, including five U.S. stock funds, an international stock fund and a money market fund, to provide long-term growth of capital and income from a managed mix of funds.

Personal Strategy Income Fund - This fund invests in a diversified mix of approximately 40% stocks, 40% bonds and 20% money market securities, to provide a high total return over time consistent with a primary emphasis on income (bonds) and a secondary emphasis on capital appreciation(stocks).

Personal Strategy Growth Fund - This fund invests in a diversified mix of approximately 80% stocks and 20% bonds and money market securities, to provide a high total return over time consistent with a primary emphasis on capital appreciation and a secondary emphasis on income.

New Income Fund - This fund invests in U.S. Treasury securities, corporate bonds, and bank obligations with medium to long-term maturity dates, to provide a high level of income over the long term consistent with preservation of capital.

High Yield Fund - This fund invests primarily in longer-term, lower-quality corporate ("junk") bonds that have an average maturity of approximately 10 years, primarily to provide a high level of income and, secondarily, capital growth.

Changes in the participants' allocations relating to their contributions and the allocation of past contributions and earnings can be requested at any time. A participant may also suspend contributions or withdraw from the Plan at any time, subject to certain restrictions and penalties.

Vesting

Generally, participating employees become fully vested in Company contributions made on their behalf to the Plan after completing three years of Plan membership or five years of service. Forfeitures reduce contributions otherwise due from the Company.

Forfeitures for the plan years 1999 and 1998 were $867 and $301, respectively.

Participant Loans

Loans may not exceed the lesser of (1) fifty thousand dollars or (2) 50% of the participant's before-tax balance. Each loan must be for a minimum of one thousand dollars. All loans will be repaid with interest at a rate that is equal to the prime rate effective at the close of business on the first business day of the quarter in which the loan is taken. Such rate remains in effect for the life of the loan. The term of the loan shall not exceed 48 months. A participant may take only one loan per year and only two loans will be permitted to be outstanding at any time. Participants may borrow from both the before-tax account balance and the vested account balance in the Warner-Lambert Company Stock Fund. Participant loans are presented at cost, which approximates fair value. For administrative purposes, a loan fund has been created.

Benefit Payments

Upon retirement, total disability, or death, participants may elect to have account balances paid as a lump sum payment or in annual installments, or they can purchase an annuity contract. If employment is terminated for any other reason, participants can elect to have a lump-sum payment of participant account balances in the Warner-Lambert Company Stock Fund if vested, and all other savings investment funds.

Plan Termination

In the event of termination of the Plan, or if there is a complete discontinuance of contributions under the Plan, all rights of participants in accumulated investments credited to them become fully vested. If the Plan is terminated by resolution of the Warner-Lambert Company Board of Directors, the balance in accumulated investments credited to each participant shall be distributed to the participant.


NOTE 3 - TAX STATUS OF THE PLAN:

The Internal Revenue Service ("IRS") issued a favorable determination letter to the Plan, dated September 20, 1995, indicating that the Plan documentation as reviewed by the IRS satisfied the requirements of Section 401(a) of the Internal Revenue Code. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes.


NOTE 4 - PLAN ADMINISTRATION:

The Retirement and Savings Plan Committee of the Warner-Lambert Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-Lambert Company Board of Directors, is responsible for the daily administration of the Plan, including oversight of plan investments, plan trustees and investment managers.


NOTE 5 - MASTER TRUST FINANCIAL INFORMATION:

At December 31, 1999 and 1998, the Plan has a 98.3% and 98.4% interest, respectively, in the Master Trust. The financial statements for the Master Trust are prepared on the cash basis. The financial statements for the years ended October 31, 1999 and 1998 follow.

The Plan's financial statements have been adjusted for November and December activity. All adjustments necessary to reflect the Plan's financial statements on an accrual basis have been recorded.

NOTE 6 - SUBSEQUENT EVENTS:

Warner-Lambert, Pfizer Inc. (Pfizer) and a wholly-owned subsidiary of Pfizer entered into a definitive merger agreement dated as of February 6, 2000. Under the terms of the proposed transaction, which has been approved by the Board of Directors and shareholders of both Warner-Lambert and Pfizer, each share of Warner-Lambert common stock will be exchanged for 2.75 shares of Pfizer common stock. This transaction is subject to customary conditions, including qualifying as a tax-free reorganization and usual regulatory approvals. The merger is expected to close in June of 2000.


Schedule I
                               Warner-Lambert
                           Savings and Stock Plan
                             Schedule of Assets
                       Held for Investment Purposes
                            at December 31, 1999
                           (Dollars in Thousands)




                                                                  Current
                                                        Cost       Value
                                                      --------  -----------

Investment in Warner-Lambert Master
    Trust                                             $843,089   $2,108,252



Participant loans                                            -       15,590
(Interest rate 6.0%-10.0%)                            --------   ----------
(Maturity dates 1/1/2000-12/31/2004)                  $843,089   $2,123,842
                                                      ========   ==========





                                  SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Warner-Lambert Investment Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       WARNER-LAMBERT SAVINGS
                                       AND STOCK PLAN



Date: June 7, 2000                   By:       /s/  Ernest J. Larini
                                       --------------------------
                                       Ernest J. Larini
                                       Chairman
                                       Warner-Lambert Investment
                                       Committee

EXHIBIT I
 1 of 2
                          WARNER-LAMBERT COMPANY
                               MASTER TRUST
                     STATEMENT OF NET ASSETS AVAILABLE
                     FOR BENEFITS WITH FUND INFORMATION
                           AS OF OCTOBER 31, 1999
                           (Dollars in Thousands)


                                         Fund Information
                                     ------------------------
                                        W-L
                                      Company    Participant
                                       Stock       Directed
                                       Fund         Funds         Total
                                     ---------   ------------    ----------

Investments at fair value:
 Warner-Lambert Common Stock         $ 915,455    $   576,747   $1,492,202

 Equity Funds                               -        410,672      410,672

 Short-term investments                     -         20,996       20,996

Investments at contract value:
 Group annuity contracts                    -         29,653       29,653

 Investment contracts                       -        124,226      124,226
                                    ---------    -----------   ----------

Net assets available for
 benefits                           $ 915,455    $1,162,294    $2,077,749
                                    =========    ==========    ==========

























The accompanying notes are an integral part of the financial statements.






EXHIBIT I
 2 of 2
                                 WARNER-LAMBERT COMPANY
                                      MASTER TRUST
                            STATEMENT OF NET ASSETS AVAILABLE
                            FOR BENEFITS WITH FUND INFORMATION
                                 AS OF OCTOBER 31, 1998
                                 (Dollars in Thousands)



                                        Fund Information
                                     ------------------------
                                        W-L
                                      Company    Participant
                                       Stock       Directed
                                       Fund         Funds          Total
                                     ---------   ------------    ----------

Investments at fair value:
 Warner-Lambert Common Stock         $ 978,159    $   641,202    $1,619,361

 Equity Funds                               -        290,421       290,421

 Short-term investments                     -         45,653        45,653

Investments at contract value:
 Group annuity contracts                    -         39,334        39,334

 Investment contracts                       -         76,807        76,807
                                    ---------    -----------    ----------

Net assets available for
 benefits                           $ 978,159    $1,093,417     $2,071,576
                                    =========    ==========     ==========























The accompanying notes are an integral part of the financial statements.

EXHIBIT II
1 of 2
                         WARNER-LAMBERT COMPANY MASTER TRUST
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                         FOR BENEFITS WITH FUND INFORMATION
                         FOR THE YEAR ENDED OCTOBER 31, 1999
                                (Dollars in Thousands)


                                          Fund Information
                                       ------------------------
                                         W-L
                                        Company    Participant
                                         Stock       Directed
                                         Fund         Funds          Total
                                       ---------   ------------   -----------

Additions to net assets
  attributable to:
Investment income:
 Interest income                      $      76   $     1,208     $    1,284
 Dividend income                          9,173        24,293         33,466
 Net appreciation on fair value of
  investments                             8,182        59,848         68,030

Contributions:
 Participant                                  -        65,382         65,382
 Company                                 26,540           220         26,760

Loan repayments                             500         8,251          8,751
                                      ---------   -----------      ---------
Total additions                          44,471       159,202        203,673
                                      ---------   -----------      ---------
Deductions from net assets
  attributable to:
 Distributions to participants          (74,217)     (111,542)      (185,759)
 Loan issuances                            (572)      (10,139)       (10,711)
 Administrative expenses                    (14)       (1,016)        (1,030)
 Interfund transfers                    (32,372)       32,372              -
                                      ---------   -----------      ---------
Total deductions                       (107,175)      (90,325)      (197,500)
                                      ---------   -----------      ---------
Increase(decrease)in net assets
  during the year                       (62,704)       68,877          6,173
Net assets available for benefits:
 Beginning of period                    978,159     1,093,417      2,071,576
                                      ---------   -----------     ----------
 End of period                        $ 915,455   $ 1,162,294     $2,077,749
                                      =========   ===========     ==========












The accompanying notes are an integral part of the financial statements.

EXHIBIT II
2 of 2

                         WARNER-LAMBERT COMPANY MASTER TRUST
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                         FOR BENEFITS WITH FUND INFORMATION
                         FOR THE YEAR ENDED OCTOBER 31, 1998
                                (Dollars in Thousands)


                                           Fund Information
                                       ------------------------
                                         W-L
                                        Company    Participant
                                         Stock       Directed
                                         Fund         Funds          Total
                                       ---------   ------------   -----------

Additions to net assets
  attributable to:
Investment income:
 Interest income                      $      63   $     1,089     $    1,152
 Dividend income                          7,952        22,083         30,035
 Net appreciation on fair value of
  investments                           397,130       275,097        672,227

Contributions:
 Participant                                  -        57,132         57,132
 Company                                 19,234            27         19,261

Loan repayments                             417         8,228          8,645
                                      ---------   -----------      ---------
Total additions                         424,796       363,656        788,452
                                      ---------   -----------      ---------
Deductions from net assets
  attributable to:
 Distributions to participants          (57,022)      (73,135)      (130,157)
 Loan issuances                            (668)       (9,877)       (10,545)
 Administrative expenses                    (21)         (932)          (953)
 Interfund transfers                    (32,131)       32,131              -
                                      ---------   -----------      ---------
Total deductions                        (89,842)      (51,813)      (141,655)
                                      ---------   -----------      ---------
Increase in net assets during
  the year                              334,954       311,843        646,797

Net assets available for benefits:
 Beginning of period                    643,205       781,574      1,424,779
                                      ---------   -----------     ----------
 End of period                        $ 978,159   $ 1,093,417     $2,071,576
                                      =========   ===========     ==========






The accompanying notes are an integral part of the financial statements.


Exhibit III


                         WARNER-LAMBERT COMPANY
                              MASTER TRUST
                    NOTES TO THE FINANCIAL STATEMENTS
                         (Dollars in Thousands)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The financial statements of the Warner-Lambert Company Master Trust (the "Master Trust") include the assets of the Warner-Lambert Savings and Stock Plan and the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (collectively the "Plans") and are prepared on the cash basis of accounting. The Plans are defined contribution profit-sharing savings plans, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The assets of the Plans have been commingled for investment and administrative purposes in the Master Trust. Accordingly, the Plans do not own specific Master Trust assets but rather maintain an undivided beneficial interest in such assets. Each Plan's interest in the Trust is credited or charged for contributions, transfers and distributions. Net appreciation on fair value of investments was allocated to the Plans based upon each Plan's beneficial interest in the net assets of the Master Trust.

Valuation of Investments

Investments traded on a national exchange are valued based upon the last published quotations for the last business day of the year. Short-term investments are valued at cost which approximates market value. The fully benefit-responsive group annuity and investment contracts, the principal and interest of which are guaranteed, are valued at contract value representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn. Contract value approximates fair value. The average annual yield and average annual crediting interest rate of these investments for each of the years ended 12/31/99 and 12/31/98 was 6%.

Investment Income

Dividend and interest income are recorded by T. Rowe Price (the
"Trustee") as earned. Net appreciation on fair value of investments consists of realized and unrealized gains and losses.

Expenses

All expenses incurred are borne by the Plans.

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the risks in the near term would materially affect the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.





NOTE 2 - TAX STATUS OF THE MASTER TRUST:

The Plans in the Master Trust are intended to be qualified plans under Section 401(a) of the Internal Revenue Code, and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Accordingly, no provision for federal income tax has been made.


Note 3 - SIGNIFICANT INVESTMENTS:

The following investments represent over 5% of the assets held for investment purposes by the Master Trust at:

                                       October 31,  October 31,
1998                      1999         1998
                                       ----------   -----------
Warner-Lambert Company Common Stock    $1,492,202   $1,619,361

S&P 500 Fund                              183,901      138,238


Note 4 - TRUST ADMINISTRATION:

The Retirement and Savings Plan Committee of the Warner-Lambert Company Board of Directors (the "Committee") monitors and reports on the selection and termination of trustees and investment managers and on the investment activity and performance. The Committee also implements the overall asset allocation guidelines as established by the Board of Directors and decides on benefit appeals. The Investment Committee, established by the Warner-Lambert Company Board of Directors, is responsible for the daily administration of the Master Trust, including oversight of plan investments, plan trustees and investment managers.


Note 5 - SUBSEQUENT EVENTS:

Warner-Lambert, Pfizer Inc. (Pfizer) and a wholly-owned subsidiary of Pfizer entered into a definitive merger agreement dated as of February 6, 2000. Under the terms of the proposed transaction, which has been approved by the Board of Directors and shareholders of both Warner-Lambert and Pfizer, each share of Warner-Lambert common stock will be exchanged for 2.75 shares of Pfizer common stock. This transaction is subject to customary conditions, including qualifying as a tax-free reorganization and usual regulatory approvals. The merger is expected to close during June of 2000.








                   Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (Nos. 33-12209, 333-78645 and 33-49244) of Warner-Lambert Company of our report dated June 6, 2000 appearing on page 2 of this Form 11-K.






PRICEWATERHOUSECOOPERS LLP
Florham Park, New Jersey
June 7, 2000











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